SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 3)

                 Under the Securities Exchange Act of 1934


                 Boise Cascade Office Products Corporation
          -------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
                -------------------------------------------
                       (Title of Class of Securities)


                                097403-10-9
                  ----------------------------------------
                               (CUSIP Number)


                              John W. Holleran
        Senior Vice President, Human Resources, and General Counsel
                         Boise Cascade Corporation
                                P.O. Box 50
                            Boise, ID 83728-0001
                               (208) 384-6161
          -------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                               March 6, 2000
           -----------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



    CUSIP NO. 097403-10-9
    ________________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                BOISE CASCADE CORPORATION
                (I.R.S. EMPLOYER IDENTIFICATION NO.:  82-0100960)
   __________________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
                                                     Not applicable
    _________________________________________________________________________
      (3)  SEC USE ONLY

    _________________________________________________________________________
      (4)  SOURCE OF FUNDS
                WC and/or BK
    _________________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

    ________________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
    ________________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                             53,398,724
             SHARES                 ________________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                              -0-
           REPORTING               _________________________________________
            PERSON                    (9)  SOLE DISPOSITIVE POWER
             WITH                                 53,398,724
                                  __________________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                  -0-
    ________________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -53,398,724-
    ________________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                       ( )
                               Not applicable
    ________________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             -Approximately 81%
    ________________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                CO




   CUSIP NO. 097403-10-9
 __________________________________________________________

           ITEM 4.   PURPOSE OF TRANSACTION.

           A letter dated March 2, 2000 from George J. Harad, BCC's chairman of the board and chief executive officer, was delivered to BCOP's Special Committee indicating BCC's interest in acquiring all of BCOP's outstanding shares not currently owned by BCC at a price of $16.50 per share. Mr. Harad's letter is filed with this Schedule 13D as Exhibit 1 and is incorporated herein by reference.

           In a conversation on March 6, 2000, the chairman of the Special Committee indicated to Mr. Harad that the Special Committee required a period of time to determine its position with respect to the BCC proposal, and that it expected to respond to BCC within several days. Mr. Harad agreed that this timeframe would be acceptable to BCC.

           In the event that the Special Committee does not accept BCC's proposal as set forth in the letter, it is BCC's current intention to withdraw its proposal. BCC will review its investment in BCOP on a continuing basis and, depending on various factors, including BCOP's business and financial position, conditions in the securities markets, and general economic conditions, may in the future take actions with respect to its investment in BCOP as it deems appropriate in light of the circumstances from time to time. These actions may include acquiring all of the outstanding shares of BCOP's stock through a merger, tender offer or otherwise, or other actions BCC may deem appropriate.


           ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1: Letter dated March 2, 2000 from George J. Harad, BCC's chairman of the board and chief executive officer, to BCOP's Special Committee

           Exhibit 2:     Press release dated March 6, 2000


                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief, each such person certifies that the information set forth in this statement is true, complete and correct.

                               BOISE CASCADE CORPORATION


 Date: March 6, 2000           By:  /s/ Karen E. Gowland
                                   ------------------------------------
                                  Name:  Karen E. Gowland, Vice President,
                                         Associate General Counsel, and
                                         Corporate Secretary